ORIGINOIL, INC.
2029 CENTURY PARK EAST, 14TH FLOOR
LOS ANGELES, CA 90067

March 27, 2008

EDGAR

Division of Corporate Finance
Mail Stop 4561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:	Pamela Long - Assistant Director
Era Anagnosti - Staff Attorney
Terence O’Brien - Accounting Branch Chief
Ryan Rohn - Accountant

Re:	OriginOil, Inc.
Registration Statement, as amended, on Form S-1
File No. 333-147980

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), OriginOil, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00, Eastern Time, on March 28, 2008, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OriginOil, Inc.

By:	/s/ T. Riggs Eckelberry
Name: T. Riggs Eckelberry
Title: Chief Executive Officer